July 10, 2025

Robert Perri
Chief Executive Officer
OceanPal Inc.
c/o Steamship Shipbroking Enterprises Inc.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

        Re: OceanPal Inc.
            Amended Registration Statement on Form F-1
            Filed July 3, 2025
            File No. 333-288153
Dear Robert Perri:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form F-1 filed July 3, 2025
Cover Page

1. Please revise to update the assumed public offering price per Unit. In that regard, we note that the assumed price of $1.61 per Unit is based upon the closing price of your
       Common Shares on June 13, 2025.
2. We note your disclosure regarding the floor price of "50% of the Nasdaq Official
       Closing Price on the date preceding execution of the Underwriting Agreement" as it relates to the First Reset and the floor price of "30% of the Nasdaq Official Closing
       Price on the date preceding execution of the Underwriting Agreement" as it relates to the Second Reset. We also note the example you have provided regarding the maximum number of shares issuable under the Warrants on the First Reset Date, the
       Second Reset Date and pursuant to the zero cash exercise option, assuming an
 July 10, 2025
Page 2

       offering price of $1.61 per Unit. With respect to the calculations used in such example, please disclose the price you have assumed to be "the Nasdaq Official
       Closing Price on the date preceding execution of the Underwriting Agreement" and disclose, if true, that the assumed floor prices used in the example on the cover page may not be indicative of the final floor prices.
3. We note your disclosure on your prospectus cover page that if the over-allotment option for Common Shares is exercised in full, the total offering price to the public will be approximately $17.25 million, based upon the assumed public offering price.
       However, we also note that your fee table provided in Exhibit 107 indicates a maximum aggregate offering price of $15 million calculated under Rule 457(o), and note that footnote 7 to such table suggests that such amount includes the securities that may be sold pursuant to the over-allotment option. Please advise. In addition, please ensure that the legality opinion covers securities that may be issued pursuant to the over-allotment option. In that regard, we note that the legality opinion filed as Exhibit
       5.1 refers only to the offering of up to $15 million of the company's units. .
      Please contact Timothy Levenberg at 202-551-3707 or Laura Nicholson at 202-551-
3584 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Edward S. Horton, Esq., of Seward & Kissel LLP